WESTERN RESERVE BANCORP, INC.

04021060

P.E. 12-31-03 MAR 26 2004 ARLS



PROCESSED
MAR 26 2004
THOMSON FINANCIAL

ANNUAL REPORT

DECEMBER 31, 2003

WESTERN RESERVE BANCORP, INC.
Medina, Ohio

ANNUAL REPORT
December 31, 2003

CONTENTS

Cover photograph courtesy of Bill Eggers, The Printery Edition, Medina, Ohio.

Dear Fellow Shareholder:

When we look back at the year 2003, and in fact every year since we opened, it is apparent that our growth outpaced that of the banking industry and certainly our local competitors by a considerable margin. We are definitely pleased with that track record. But we are now poised on the next phase of our evolution which has led us to Brecksville and an acceleration of that growth curve. In this report we will give you a flavor of the opportunity we see with this new direction and the related implications.

We'll stick to the question and answer approach we have used for the past few years. However, we can only give you a cursory look in a publication such as this annual report. So we encourage you to come to the annual meeting where we enjoy discussing our bank with fellow owners.

WHY EXPAND TO BRECKSVILLE AND NOT AROUND MEDINA COUNTY? AREN'T WE A MEDINA COMMUNITY BANK? We presently serve the Medina market with our main office and two limited hours satellite offices.

Management and the Board have a significant responsibility to consider shareholder value when evaluating major strategic moves such as an expansion. Since we do not anticipate doing this very often, we have certain requirements in order to consider any particular area. That being said, we have evaluated several Medina County opportunities over the last five years. However, none of these locations met our requirements. It just so happens that we have a number of shareholders in Brecksville. They suggested that we consider this area for expansion. Once we did our research, we agreed.

We believe that by taking this action we can provide our unique style of community banking to Brecksville as well as Medina while improving the value of our shareholders' stock.

We are excited about the potential of Brecksville.

WHAT IS THE STATUS OF BRECKSVILLE? We plan to lease about 5,000 square feet of a building in a highly visible location in downtown Brecksville.

The regulators have approved the expansion and the City of Brecksville has approved our plans. Mike Gorman, our Brecksville Regional President, is on board and a Brecksville Advisory Board will be formed over the next few months.

The enthusiastic reception which we have received in Brecksville is very encouraging. However, we must recognize that this expansion, no matter what the ultimate potential (which we believe to be significant), will be a drag on our earnings for 2004 and 2005.

We intend to find Brecksville talent to form our new team. Obviously, they also need to be dedicated to an extremely high customer service approach. We will keep you posted on the progress.

ARE WE GOING TO BE SELLING MORE STOCK? In conjunction with our expansion to Brecksville, we do anticipate selling additional common stock. This will be one of the approaches for increasing the capital needed for our continued growth. In addition we believe that if Brecksville residents and business people buy our stock they will be more likely to become customers and referral sources. We understand that issuing new stock is dilutive to us as present shareholders, but we are also

---

convinced that in the long run our shareholders and customers in both communities will prosper by this action. As of this writing, we do not yet know the specifics of the stock offering*.

WHY HAVEN'T PROFITS KEPT PACE WITH OVERALL GROWTH? The lag between the growth in the bank's size and its profits is related to several factors. We often invest money in the process of growing our earning assets and it takes a period of time for those assets to overcome these initial costs. Our investment in Brecksville is an excellent example of this. In addition, in mid-2003 we observed some deterioration in the financial condition of one of our commercial loan customers. Therefore, we reserved a significant amount out of our income in the third quarter in connection with this loan. Finally, we became concerned about the risks of fixed rate lending in a low rate environment. As a result we shifted our emphasis to more of a floating rate approach. This move compressed our net interest margin during 2003 but does offer increased margins and income in a rising rate scenario (Alan Greenspan, can you hear me now?).

WHERE ARE WE ON INTERNET BANKING? We have had our business internet banking product up since February 2003. There are 14 customers on the system and we have enjoyed an enthusiastic response from them. The system is very sophisticated and Mary Weakland, our Operations Officer who installs the system, really custom designs it to the requirements of each customer.

We are in the process of bringing up the consumer internet banking system. It should be available by the third quarter of this year. Since we are such a high touch group, internet banking, being such a remote transaction oriented product, has not been a high priority. However, it's a desirable convenience for some of our customers and it will soon be available.

ANYTHING ELSE? Yes. Our past growth necessitated that the Commercial Loan Department move next door to the middle building of our complex. This was a less than desirable solution but we needed more space. That growth has continued and now even that space isn't enough, so our lending group will move back to space adjacent to our branch in our headquarters building. This particular space is presently occupied by Merrill Lynch (formerly Oakwood Financial) who will be moving across the street. The move back will allow us to continue our growth and improve communications by having our Medina team together on one floor.

Again, we look forward to seeing you at the annual meeting on Wednesday, April 28 at the Fox Meadows Country Club – Weymouth Ballroom, 3946 Weymouth Road (Route 3), Medina, Ohio.

Sincerely,

Edward J. McKeon
President & CEO

P.M. Jones
Chairman

P.S. If you cannot make the annual meeting and are still interested in discussing the bank, just call us at 330-764-3131 or stop by. We're very accessible.

* Our lawyer says we have to tell you: "Sales of stock may only be made after receipt and review of appropriate offering documents."

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Western Reserve Bancorp, Inc.
Medina, Ohio

We have audited the accompanying consolidated balance sheets of Western Reserve Bancorp, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Bancorp, Inc. as of December 31, 2003 and 2002, and results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Cleveland, Ohio
February 20, 2004

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash and due from financial institutions	$ 2,186,363	$ 1,762,735
Federal funds sold	4,103,000	2,164,000
Cash and cash equivalents	6,289,363	3,926,735
Securities available for sale	1,733,762	2,864,855
Loans held for sale	--	237,141
Loans	95,548,286	74,649,961
Allowance for loan losses	(1,502,688)	(1,042,309)
Loans, net	94,045,598	73,607,652
Federal Reserve Bank stock	189,300	171,100
Federal Home Loan Bank stock	195,300	187,900
Premises and equipment, net	675,404	734,157
Accrued interest receivable and other assets	1,187,821	646,848
	$ 104,316,548	$ 82,376,388
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 9,559,885	$ 8,875,323
Interest-bearing	82,220,372	62,005,088
Total deposits	91,780,257	70,880,411
Federal Home Loan Bank advances	3,200,000	3,200,000
Other borrowings	500,000	59,965
Accrued interest payable and other liabilities	223,636	230,512
Total liabilities	95,703,893	74,370,888
Shareholders' equity		
Common stock, no par value, $1 stated value 750,000 shares authorized, 388,052 shares issued and outstanding	388,052	388,052
Additional paid-in capital	7,557,845	7,557,845
Retained earnings	654,171	31,111
Accumulated other comprehensive income	12,587	28,492
Total shareholders' equity	8,612,655	8,005,500
	$ 104,316,548	$ 82,376,388

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2003 and 2002

	2003	2002
Interest income		
Loans, including fees	$ 5,113,721	$ 4,410,699
Securities	87,139	157,885
Federal funds sold and other short-term funds	44,457	60,843
	5,245,317	4,629,427
Interest expense		
Deposits	1,526,047	1,352,930
Federal Home Loan Bank advances and other debt	139,541	116,587
	1,665,588	1,469,517
Net interest income	3,579,729	3,159,910
Provision for loan losses	431,100	297,004
Net interest income after provision for loan losses	3,148,629	2,862,906
Noninterest income		
Service charges on deposit accounts	108,566	86,707
Net gains on sales of loans	267,518	99,775
Other	93,138	60,068
	469,222	246,550
Noninterest expense		
Salaries and employee benefits	1,433,689	1,209,286
Premises and equipment	386,676	350,013
Data processing	227,573	193,344
Professional fees	190,491	104,027
Taxes other than income and payroll	78,991	74,182
Supplies, printing and postage	63,137	56,566
Community relations and contributions	52,433	60,277
Other	240,832	186,782
	2,673,822	2,234,477
Income before income taxes	944,029	874,979
Income tax expense	320,969	300,681
Net income	$ 623,060	$ 574,298
Earnings per share:		
Basic	$ 1.61	$ 1.48
Diluted	$ 1.57	$ 1.45

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance, January 1, 2002	$ 388,052	$ 7,557,845	$ (543,187)	$ 14,931	$ 7,417,641
Comprehensive income:					
Net income			574,298		574,298
Change in unrealized net gain (loss) on securities available for sale, net of tax				13,561	13,561
Total comprehensive income					587,859
Balance, December 31, 2002	388,052	7,557,845	31,111	28,492	8,005,500
Comprehensive income:					
Net income			623,060		623,060
Change in unrealized net gain (loss) on securities available for sale, net of tax				(15,905)	(15,905)
Total comprehensive income					607,155
Balance, December 31, 2003	$ 388,052	$ 7,557,845	$ 654,171	$ 12,587	$ 8,612,655

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net income	$ 623,060	$ 574,298
Adjustments to reconcile net income to net cash from operating activities		
Provision for loan losses	431,100	297,004
Depreciation	131,101	123,959
Net amortization of securities	16,598	21,262
Loans originated for sale	(13,107,241)	(10,286,142)
Proceeds from sales of loan originations	13,611,900	11,397,656
Gains on sales of loans	(267,518)	(99,775)
Federal Home Loan Bank stock dividends	(7,400)	(6,400)
Net change in:		
Interest receivable	17,850	(69,292)
Interest payable	30,949	29,306
Other assets	(58,823)	79,123
Other liabilities	(29,631)	98,675
Net cash from operating activities	1,391,945	2,159,764
Cash flows from investing activities		
Available for sale securities:		
Purchases	(512,369)	(1,023,397)
Maturities, prepayments and calls	1,602,765	1,176,530
Purchase of Federal Reserve Bank stock	(18,200)	(5,500)
Purchase of Federal Home Loan Bank stock	--	(85,200)
Net increase in loans	(20,869,046)	(19,441,307)
Purchases of premises and equipment	(72,348)	(202,757)
Purchase of bank-owned life insurance	(500,000)	--
Net cash from investing activities	(20,369,198)	(19,581,631)
Cash flows from financing activities		
Net increase in deposits	20,899,846	17,778,275
Net change in short-term borrowings	(59,965)	(72,666)
Proceeds from Federal Home Loan Bank advances	--	1,500,000
Proceeds from other borrowings	500,000	--
Net cash from financing activities	21,339,881	19,205,609
Change in cash and cash equivalents	2,362,628	1,783,742
Cash and cash equivalents at beginning of period	3,926,735	2,142,993
Cash and cash equivalents at end of period	$ 6,289,363	$ 3,926,735
Supplemental cash flow information:		
Interest paid	$ 1,634,639	$ 1,440,211
Income taxes paid	398,000	260,000

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include Western Reserve Bancorp, Inc. and its wholly-owned subsidiary, Western Reserve Bank ("the Bank"), together referred to as "the Company." Significant intercompany transactions and balances are eliminated in consolidation.

Nature of Operations: Western Reserve Bancorp, Inc. is a one-bank holding company. Its subsidiary, Western Reserve Bank, is a state-chartered commercial bank with one full-service location in Medina, Ohio and two satellite offices in retirement communities in Medina, engaged in the single industry of commercial banking. It offers a full range of traditional banking services to consumers and businesses located primarily in Medina County, Ohio. Services offered include commercial, real estate, home equity, consumer and credit card loans, as well as deposit products such as checking accounts, savings and money market accounts, certificates of deposit and individual retirement arrangements. The Bank commenced operations on November 6, 1998.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and related disclosures, and future results could differ. The allowance for loan losses, the fair value of securities and the fair values of financial instruments are particularly subject to change.

Cash and Cash Equivalents: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days and federal funds sold. Net cash flows are reported for loan and deposit transactions and short term borrowings.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity and are carried at fair value with unrealized holding gains and losses reported separately in other comprehensive income. All of the Company's securities are classified as available for sale. Other securities such as Federal Reserve Bank stock and Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization and accretion of purchase premiums and discounts. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk: The Company grants loans primarily to customers in Medina and contiguous counties. At December 31, 2003, the composition of the loan portfolio is approximately 57.4% commercial real estate loans, 30.7% other commercial loans, 8.8% home equity loans, 1.5% residential mortgage and construction loans and 1.6% consumer and credit card loans. At December 31, 2003, approximately 3.0% of the total loan portfolio was unsecured. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses.

Interest income on loans is reported on the interest method and includes amortization of deferred loan fees and costs. In the event management deems the full repayment of a loan to be in doubt, typically if payments are past due over 90 days, interest income is not recorded, and any interest accrued but uncollected is reversed. Payments received on such loans are reported as principal reductions. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value, on an aggregate basis.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, known or inherent risks in the portfolio, information about specific borrowers' situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Premises and equipment are reported at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to twenty years. Maintenance and repairs are charged to expense as incurred.

Company-Owned Life Insurance: The Company has purchased a life insurance policy on a key executive. Company-owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets would be recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments, such as standby letters of credit, that are considered financial guarantees in accordance with FASB Interpretation No. 45 are recorded at fair value.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at the date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock Based Compensation.*

	2003	2002
Net income as reported	$ 623,060	$ 574,298
Deduct: stock based compensation expense determined under fair value based method	(74,610)	(127,297)
Pro forma net income	$ 548,450	$ 447,001
Basic earnings per share as reported	$1.61	$1.48
Pro forma basic earnings per share	$1.41	$ 1.15
Diluted earnings per share as reported	$ 1.57	$ 1.45
Pro forma diluted earnings per share	$1.38	$1.12

In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted. The pro forma effects are computed using option-pricing models, using the following weighted-average assumptions as of grant date.

	2003
Risk-free interest rate	3.18%
Expected option life (years)	7
Expected stock price volatility	7.70%
Dividend yield	0.00%

During 2003, a total of 1,500 stock options were granted at market value to three non-executive officers of the Company. The weighted-average fair value of options granted in 2003 was $5.76. No options were granted during 2002.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

Earnings per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

Adoption of New Accounting Standards: During 2003, the Company adopted FASB Statement 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, FASB Statement 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities*, FASB Statement 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits*, FASB Interpretation 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, and FASB Interpretation 46, *Consolidation of Variable Interest Entities*. Adoption of the new standards did not materially affect the Company's operating results or financial condition.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $280,000 and $245,000 was required to meet regulatory reserve and clearing requirements at year-end 2003 and 2002. These balances do not earn interest. Also included in cash and cash equivalents at year-end 2003 was approximately $295,000 required to be on deposit with Great Lakes Bankers Bank as a compensating balance for correspondent banking services.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders. See Note 14 for more specific disclosures related to the Bank.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, particularly in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 2 - ORGANIZATION

Western Reserve Bancorp, Inc. was incorporated under the laws of the State of Ohio on February 27, 1997. The Company initially sold 320,267 shares of common stock at a price of $20 per share resulting in proceeds, net of offering costs, of approximately $6,368,000. A substantial portion of the proceeds of the offering were used by the Company to provide the initial capitalization of the Bank which occurred in November 1998, at which time the Bank began operations. During 2000, the Company sold an additional 67,785 shares of common stock resulting in proceeds, net of offering costs, of approximately $1,577,000.

(continued)

NOTE 3 - SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2003			
U.S. agencies	$ 777,601	$ 18,791	$ --
Mortgage-backed	956,161	1,215	(935)
	$ 1,733,762	$ 20,006	$ (935)
2002			
U.S. agencies	$ 2,061,251	$ 43,216	$ --
Mortgage-backed	803,604	2,454	(2,500)
	$ 2,864,855	$ 45,670	$ (2,500)

As of December 31, 2003, there was one mortgage-backed security with an unrealized loss of $115 that had been in an unrealized loss position for more than 12 months. Management believes this security is not impaired.

The fair values of debt securities at year-end 2003 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

Due in one year or less	$ 261,162
Due from one to five years	516,439
Due from five to ten years	--
Mortgage-backed	956,161
	$ 1,733,762

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

No securities were sold during 2003 or 2002. At year-end 2003 and 2002, securities with carrying values of $1,221,000 and $2,603,000 were pledged to secure public deposits, borrowings and for other purposes as required or permitted by law.

(continued)

NOTE 4 - LOANS

Loans at year-end were as follows:

	2003	2002
Commercial business	$ 29,377,484	$ 22,844,715
Commercial real estate	49,695,518	38,906,291
Commercial construction	5,126,269	2,418,218
Home equity	8,415,148	7,482,574
Residential mortgage and construction	1,390,523	1,264,597
Consumer installment	1,248,743	1,505,334
Credit card and other	294,601	228,232
	$ 95,548,286	$ 74,649,961

Activity in the allowance for loan losses was as follows:

	2003	2002
Beginning balance	$ 1,042,309	$ 754,679
Provision for loan losses	431,100	297,004
Loans charged off	--	(68,802)
Recoveries	29,279	59,428
Ending balance	$ 1,502,688	$ 1,042,309

At December 31, 2003 and 2002, there were $1,126,175 and $340,776 loans in nonaccrual status. There were no other loans more than 90 days past due.

Impaired loans were as follows:

	2003	2002
Year-end loans with no allocated allowance for loan losses	$ 125,990	$ 80,000
Year-end loans with allocated allowance for loan losses	1,183,531	308,851
	$ 1,309,521	$ 388,851

(continued)

NOTE 4 - LOANS (continued)

Amount of the allowance for loan losses allocated	$ 269,895	$ 68,895
Average of impaired loans during the year	1,579,054	263,712
Interest income recognized during impairment	28,804	5,909
Cash-basis interest income recognized	28,804	5,886

Loans to principal officers, directors and their affiliates in 2003 were as follows:

Beginning balance	$ 1,569,762
New loans	789,634
Repayments	(718,501)
Ending balance	$ 1,640,895

NOTE 5 - PREMISES AND EQUIPMENT, NET

Year-end premises and equipment were as follows:

	2003	2002
Leasehold improvements	$ 614,858	$ 614,858
Furniture and equipment	614,576	551,413
	1,229,434	1,166,271
Less accumulated depreciation	(554,030)	(432,114)
	$ 675,404	$ 734,157

The Company's main facility is leased under an operating lease from a member of the Board of Directors. The lease term is ten years, with two five-year renewal options. In 2002, the Company leased additional space in an adjacent building from the same Director. Total rent expense for these facilities was $139,884 and $117,521 in 2003 and 2002, respectively. At December 31, 2003, the total estimated future minimum rental payments under the leases are as follows:

2004	$ 170,508
2005	175,515
2006	178,996
2007	182,572
2008	154,682
	$ 862,273

(continued)

NOTE 6 - DEPOSITS

At year-end, total interest-bearing deposits are as follows:

	2003	2002
Interest-bearing demand	$ 6,392,660	$ 5,302,358
Savings	17,952,690	18,594,935
Money market	8,492,004	8,880,422
Time under $100,000	31,349,601	18,376,589
Time $100,000 and over	18,033,417	10,850,784
	$ 82,220,372	$ 62,005,088

Deposits of $100,000 or more were $37,647,868 and $29,860,793 at year-end 2003 and 2002.

Scheduled maturities of time deposits for the next five years were as follows:

2004	$ 23,450,886
2005	8,794,126
2006	7,436,387
2007	4,491,415
2008	5,210,204
	$ 49,383,018

At year-end 2003 and 2002, there were $23,292,000 and $10,099,000 in national market certificates of deposit, primarily in amounts of $99,000.

Deposits from principal officers, directors and their affiliates at year-end 2003 and 2002 were $1,637,067 and $2,278,000.

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

In December 2001 the Company borrowed $1,700,000 under a 4.28% fixed rate advance that matures June 30, 2004. In April 2002 the Company borrowed $1,500,000 under a 4.15% fixed rate advance that matures on October 30, 2004. Interest is payable monthly, and the advances are payable at their maturity dates, with prepayment penalties for early payment. The advances are collateralized by $4,320,000 of first mortgage loans and $195,300 of FHLB stock under a blanket lien arrangement.

(continued)

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS (continued)

In May 2003, the Company entered into a line of credit agreement with another financial institution to obtain funding to provide capital to the Bank as needed. The line allows the Company to borrow up to $3,000,000 at 0.75% below the prime rate. The line matures on March 31, 2005 and is secured by 100% of the stock of the Bank. There are certain covenants on the line relating to the Company's and the Bank's operating performance and capital status. At the end of the third quarter 2003, the Company borrowed $500,000 against the line of credit and invested the proceeds in the Bank as additional paid-in capital.

The Company has the ability to borrow under various other credit facilities that totaled $5,733,000 at year-end 2003. Of this amount, $710,000 is available for short-term borrowing under an unsecured federal funds line through a correspondent bank at overnight borrowing rates, and $5,023,000 is available at market rates that would vary based on the term of each borrowing, and would be secured by the Company's securities or residential loans.

NOTE 8 - OTHER NON-INTEREST EXPENSE

Other expense amounts for the year were as follows:

	2003	2002
Insurance	$ 44,270	$ 33,738
Loan expenses	34,738	26,906
Marketing and advertising	45,345	26,175
Collection/repo/OREO expenses	6,883	21,531
Telephone	25,917	21,094
Travel and entertainment	29,348	19,655
Losses on other assets	0	500
Other	54,331	37,183
Total	$ 240,832	$ 186,782

NOTE 9 – EMPLOYEE BENEFITS

The Company has a 401(k) Profit Sharing Plan that covers substantially all employees and allows eligible employees to contribute up to 100% of their compensation subject to maximum statutory limitations. Under the Plan, the Company is permitted to make discretionary profit sharing or matching contributions to the Plan. During 2003 and 2002, the Company matched eligible contributions up to 50% of the first 6% of each employee's compensation, resulting in expense of $27,460 and $25,416.

(continued)

NOTE 9 – EMPLOYEE BENEFITS (continued)

In 2003, the Company adopted a Supplemental Executive Retirement Plan for the Chief Executive Officer. Under the terms of the Plan, the Chief Executive Officer will be paid an annual benefit of 20 percent of his base salary for a period of ten years following his retirement at or after age 65 or his termination other than for cause. The Company accrues its projected obligation under this plan and during 2003 accrued and expense of $21,253. In a related transaction, in the second quarter of 2003 the Company invested $500,000 in a single-premium cash-surrender value life insurance policy. The named insured is the Company's Chief Executive Officer, and the Company is the owner and sole beneficiary of the policy. This is a tax-advantaged investment in that the increases in cash surrender value and the eventual death benefit are not taxable income to the Company. In 2003, the Company recorded income of $15,039 from this policy.

NOTE 10 - INCOME TAXES

Income tax expense (benefit) was as follows:

	2003	2002
Current	$ 460,178	$ 309,946
Deferred	(139,209)	(9,265)
Total income tax expense	$ 320,969	$ 300,681

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the periods ended December 31:

	2003	2002
Income tax expense at statutory rate	$ 320,969	$ 297,493
Income from life insurance contract	(3,486)	--
Other, net	3,486	3,188
Total income tax expense	$ 320,969	$ 300,681

(continued)

NOTE 10 - INCOME TAXES (continued)

The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of December 31 are as follows:

	2003	2002
Deferred tax assets:		
Bad debt deduction	$ 465,536	$ 318,962
Deferred loan fees	44,779	33,398
Organizational costs capitalized	--	29,866
Deferred compensation	7,226	--
	517,541	382,226
Deferred tax liabilities:		
Accrual to cash adjustment	(48,806)	(65,196)
Depreciation	(42,275)	(32,295)
Unrealized gain on securities available for sale	(6,484)	(14,678)
FHLB stock dividends	(8,432)	(5,916)
	(105,997)	(118,085)
Net deferred tax asset	$ 411,544	$ 264,141

NOTE 11 - STOCK OPTIONS

The Company has a nonqualified stock option plan that provides for up to 100,000 shares of the Company's common stock to be available for grant to officers, employees, directors and others. The exercise price is the market price at date of grant, so there is no compensation expense recognized in the income statement. The maximum option term is ten years, and options vest over three years as follows: 25% one year from the grant date, 50% after two years, and 100% after three years.

(continued)

NOTE 11 - STOCK OPTIONS (continued)

A summary of the activity in the plan is as follows:

	2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	90,912	$23.03	91,012	$23.03
Granted	1,500	26.00	0	
Exercised	0		0	
Forfeited	0		(100)	20.00
Options outstanding at end of year	92,412	$23.08	90,912	$23.03
Shares available for grant at year-end	7,588		9,088	
Options exercisable at year-end	86,287		64,724	

Options outstanding at year-end 2003 were as follows:

	Outstanding		Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (years)	Number	Weighted Average Exercise Price
$20.00-$24.99	72,044	5.6	72,044	$20.72
$25.00-$29.99	10,750	7.5	4,625	25.14
$30.00-$39.99	6,412	4.8	6,412	34.00
$40.00	3,206	4.8	3,206	40.00
Outstanding at year-end	92,412	5.8	86,287	$23.14

(continued)

NOTE 12 - LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates or other termination clauses and may require payment of a fee. Since some commitments are expected to expire without being used, total commitments do not necessarily represent future cash requirements. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of loan commitments were as follows at year-end.

	2003		2002	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to extend credit (net of participations)	$ 828,000	$ 9,022,000	$ 1,113,000	$ 8,206,000
Unused credit card, home equity and overdraft lines of credit	0	8,976,000	0	7,681,000
Unused commercial lines of credit	108,000	12,651,000	40,000	7,970,000

Commitments to make loans are generally made for periods of one year or less. At December 31, 2003, the fixed rate loan commitments have interest rates ranging from 4.25% to 8.50% and maturities ranging from one month to three and one-half years.

There were $103,000 and $357,000 of standby letters of credit outstanding as of December 31, 2003 and 2002, respectively. The fair value of these instruments was immaterial.

Under an employment agreement with the Chief Executive Officer, in the event the officer is terminated without cause, the Company has an obligation to pay the officer's base pay through December 31, 2005, the termination date of the agreement.

(continued)

NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amounts and estimated fair values of financial instruments at year-end are as follows:

	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ 6,289,363	$ 6,289,000	$ 3,926,735	$ 3,927,000
Securities available for sale	1,733,762	1,734,000	2,864,855	2,865,000
Loans held for sale	--	--	237,141	237,000
Loans, net of allowance	94,045,598	93,994,000	73,607,652	73,790,000
Federal Reserve Bank stock	189,300	189,000	171,100	171,000
Federal Home Loan Bank stock	195,300	195,000	187,900	188,000
Accrued interest receivable	270,518	271,000	288,368	288,000
Demand and savings deposits	(42,397,239)	(42,397,000)	(41,653,038)	(41,653,000)
Time deposits	(49,383,018)	(50,115,000)	(29,227,373)	(29,939,000)
Federal Home Loan Bank advances	(3,200,000)	(3,199,000)	(3,200,000)	(3,207,000)
Other borrowings	(500,000)	(500,000)	(59,965)	(60,000)
Accrued interest payable	(103,419)	(103,000)	(72,470)	(72,000)

For purposes of these disclosures of estimated fair values, the following assumptions were used. Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank and Federal Reserve Bank stock, accrued interest receivable and payable, demand deposits, short-term borrowings, and variable rate loans and deposits that reprice frequently and fully. Fair values of securities are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of debt is based on current rates for similar financing. Fair values of unrecorded commitments were not material.

These estimates are based on management's judgment of the most appropriate factors. However, there is no assurance that, had these items been liquidated, the estimated fair values would have been realized. Estimated fair values should not be assumed to apply at subsequent dates. Other assets and liabilities of the Company, such as fixed assets or the value of its core deposits, customer goodwill or workforce, may have value but are not included in the above disclosures.

(continued)

NOTE 14 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

The payment of dividends by the Bank to the Company is subject to restrictions by its regulatory agencies. These restrictions generally limit dividends to the lesser of its undivided profits or the total of its net income for that year, combined with its retained net income from the preceding two years, as defined. As of December 31, 2003, the Bank has approximately $1,092,000 available to be paid as dividends to the Company. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described below.

Banks and bank holding companies are subject to regulatory capital requirement administered by state and federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If less than well-capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

The Bank's actual and required capital amounts and ratios at year-end are presented below. At year-end 2003 and 2002, the Bank was categorized as well-capitalized. Management is not aware of any events since December 31, 2003 that would change the Bank's capital category.

($ thousands)	Western Reserve Bank		Minimum Required For Capital Adequacy Purposes		Minimum To Be Well-Capitalized Under Prompt Corrective Action Provisions	
2003	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to risk-weighted assets	$10,100	10.6%	$ 7,643	8.0%	$ 9,553	10.0%
Tier 1 (Core) Capital to risk-weighted assets	7,402	7.7%	3,821	4.0%	5,732	6.0%
Tier 1 (Core) Capital to average assets	7,402	7.1%	4,161	4.0%	5,201	5.0%

(continued)

NOTE 14 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (continued)

($ thousands)	Western Reserve Bank		Minimum Required For Capital Adequacy Purposes		Minimum To Be Well-Capitalized Under Prompt Corrective Action Provisions	
2002						
Total Capital to risk-weighted assets	$ 8,689	11.7%	$ 5,922	8.0%	$ 7,403	10.0%
Tier 1 (Core) Capital to risk-weighted assets	6,262	8.5%	2,961	4.0%	4,442	6.0%
Tier 1 (Core) Capital to average assets	6,262	7.6%	3,283	4.0%	4,104	5.0%

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

Condensed financial information of Western Reserve Bancorp, Inc. follows:

CONDENSED BALANCE SHEETS
December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash and cash equivalents	$ 151,142	$ 147,022
Investment in bank subsidiary	7,414,850	6,290,353
Subordinated debt due from bank	1,500,000	1,500,000
Other assets	46,663	68,125
Total assets	$ 9,112,655	$ 8,005,500
LIABILITIES AND EQUITY		
Borrowings	$ 500,000	$ --
Shareholders' equity	8,612,655	8,005,500
Total liabilities and shareholder's equity	$ 9,112,655	$ 8,005,500

(continued)

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF INCOME
Years ended December 31, 2003 and 2002

	2003	2002
Interest income	$ 18,750	$ 25,140
Interest expense	4,198	--
Operating expenses	40,828	25,199
Loss before income tax and undistributed income of subsidiary	(26,276)	(59)
Income tax benefit	8,934	20
Equity in undistributed income of subsidiary	640,402	574,337
Net income	$ 623,060	$ 574,298

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net income	$ 623,060	$ 574,298
Equity in undistributed income of subsidiary	(640,402)	(574,337)
Change in other assets and liabilities	21,462	20,731
Net cash from operating activities	4,120	20,692
Cash flows from investing activities		
Investment in subsidiary	(500,000)	--
Cash flows from financing activities		
Proceeds from borrowing	500,000	--
Change in cash and cash equivalents	4,120	20,692
Cash and cash equivalents at beginning of year	147,022	126,330
Cash and cash equivalents at end of year	$ 151,142	$ 147,022

(continued)

NOTE 16 -EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares determined for the basic computation plus the dilutive effect of potential common shares issuable under stock options. In computing earnings per common and common equivalent share, the Company has utilized the treasury stock method.

The factors used in the earnings per share computation follow.

	2003	2002
Basic		
Net income	$ 623,060	$ 574,298
Weighted average common shares outstanding	388,052	388,052
Basic earnings per common share	$ 1.61	$ 1.48
Diluted		
Net income	$ 623,060	$ 574,298
Weighted average common shares outstanding for basic earnings per common share	388,052	388,052
Add: Dilutive effects of assumed exercises of stock options	9,291	9,291
Average shares and dilutive potential common shares	397,343	397,343
Diluted earnings per common share	$ 1.57	$ 1.45

Stock options for 11,118 and 9,618 shares of common stock were not considered in computing diluted earnings per common share for 2003 and 2002 because they were antidilutive.

(continued)

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
As of December 31, 2003 and 2002, and for the Years ended December 31, 2003 and 2002

($000's except per share data)	2003	2002
Balance Sheet Data:		
Total assets	$ 104,317	$ 82,376
Securities available for sale	1,734	2,865
Total loans	95,548	74,650
Allowance for loan losses	1,503	1,042
Total deposits	91,780	70,880
Shareholders' equity	8,613	8,006
Income Statement Data:		
Total interest income	$ 5,245	$ 4,629
Total interest expense	1,665	1,469
Net interest income	3,580	3,160
Provision for loan losses	431	297
Net interest income after provision for loan losses	3,149	2,863
Noninterest income	469	246
Noninterest expense	2,674	2,234
Income before income tax	944	875
Income tax expense	321	301
Net income	$ 623	$ 574
Per Share Data:		
Basic income per common share	$ 1.61	$ 1.48
Diluted income per common share	1.57	1.45
Book value per share at year-end	22.19	20.63
Cash dividends per share	n/a	n/a
Average shares used in basic income per share calculations	388,052	388,052
Average shares used in diluted income per share calculations	397,343	397,343
Operating Ratios:		
Total loans to total deposits	104.11%	105.32%
Total shareholders' equity to total assets	8.26%	9.72%
Average shareholders' equity to average assets	8.79 %	10.12%
Return on average equity	7.57 %	7.47%
Return on average assets	0.67 %	0.76%
Dividend payout ratio	n/a	n/a
Allowance for loan losses to total loans	1.57%	1.40%
Average assets	$93,677	$ 75,953
Average shareholders' equity	8,233	7,687

OVERVIEW

In the following section, management presents an analysis of Western Reserve Bancorp, Inc.'s financial condition and results of operations as of and for the years ended December 31, 2003 and 2002. This discussion is provided to provide a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this report.

Western Reserve Bancorp, Inc. (the Company) was incorporated under the laws of the State of Ohio on February 25, 1997. During 1997 and the first ten months of 1998, the Company's activities were limited to the organization of Western Reserve Bank (the Bank) and preparation for and completion of a common stock offering (the Offering). The Company sold 320,267 shares of common stock at a price of $20.00 per share in the Offering. Net proceeds from the initial Offering were $6,368,499. Most of the proceeds of the Offering were used by the Company to provide the initial capitalization of the Bank, which occurred on November 6, 1998, at which time the Bank began operations. During 2000, the Company sold an additional 67,785 shares of common stock in an intra-state offering. The Offering resulted in proceeds, net of offering costs, of $1,577,000.

FINANCIAL CONDITION

Total assets at December 31, 2003, were $104,316,548, an increase of $21,940,160, or 26.6% over 2002 year-end assets of $82,376,388.

The primary reason for the increase in total assets was continuing strong loan demand, which resulted in significant loan growth throughout 2003. The increase in total assets was funded primarily by the continuing growth of new deposit accounts, as well as by obtaining national market certificates of deposit.

During 2003, cash and cash equivalents increased to $6,289,363 from $3,926,735. This increase is primarily the result of obtaining additional deposits, and provides additional liquidity.

SECURITIES

The Company owns government agency and mortgage-backed securities. At year-end 2003, the portfolio totaled $1,733,762, and was comprised of 45% U.S. government agency securities, and 55% mortgage-backed securities. During 2003, $1,250,000 of agency securities were called, and the Company purchased $500,000 of mortgage-backed securities during the year. The securities portfolio provides liquidity and a higher yield than the rate paid on overnight federal funds or other short-term instruments. They are also used as collateral for public fund deposits.

LOANS

Total loans grew $20,898,325 in 2003, compared to growth of $19,431,933 in 2002. Total loans were $95,548,286 at December 31, 2003, compared to $74,649,961 at December 31, 2002. While the Company makes all types of loans to businesses and consumers, its primary lending focus is commercial loans to small businesses in its market area. The net growth in the loan portfolio during 2003 was comprised of $20,030,048 in commercial loans and $932,574 in home equity loans. Residential mortgage and construction, consumer installment and credit card loans decreased a total of $64,296 during 2003, primarily due to mortgage refinancings.

The commercial loan growth consisted of approximately $10,789,000 in commercial real estate loans, $2,708,000 in short-term commercial construction loans, $4,615,000 in commercial lines of credit, $1,751,000 in other commercial loans to businesses and $1,162,000 in loan participations purchased from other financial institutions. During 2003, commercial dealer-owned leases decreased $430,000 due to repayments and management's decision to de-emphasize that type of lending, and SBA guaranteed loans decreased by $586,000.

Of the total loans at December 31, 2003, approximately $87,265,000 or 91.3% are at a variable rate of interest, and $8,283,000 or 8.7% are fixed rate. Of the total loans, $73,336,000, or 76.8% mature or are able to be repriced within twelve months. Just $1,687,000, or 1.8% of total loans mature or reprice in more than five years.

At December 31, 2003 and 2002, the loan-to-deposit ratio was 104.1% and 105.3%, respectively, and the loan-to-asset ratio was 91.6% and 90.6% at year-end 2003 and 2002. Management expects loan demand to remain strong, especially in the commercial loan segment, and anticipates the loan-to-deposit ratio to remain in the range of approximately 100%-105% and the loan-to-assets ratio to be between 85% and 95% during the coming year.

In the fourth quarter of 2003, the Company sold portions of several commercial real estate loans totaling $3,244,000 to another financial institution that was able to provide our borrowers with long-term fixed rate financing. Additionally, $489,000 of SBA-guaranteed loans were sold. These two transactions resulted in pre-tax gains totaling $176,695. The proceeds from these transactions also provided funding to be able to make additional new loans.

During 2003 and 2002, respectively, the Company originated approximately $9,374,000 and $10,286,000 and sold approximately $9,611,000 and $11,938,000 of fixed rate residential mortgage loans, including the related loan servicing. At December 31, 2003, there were no mortgage loans held for sale, compared to $237,141 at December 31, 2002.

DEPOSITS AND OTHER FUNDING SOURCES

Total deposits increased to $91,780,257 at December 31, 2003, compared to $70,880,411 at December 31, 2002, an increase of $20,899,846 or 29.5%. At year-end 2003, $9,559,885, or 10.4% of total deposits are in noninterest bearing demand deposit accounts, and $6,392,660 or 7.0% are in interest-bearing NOW accounts. Variable-rate savings and money market accounts (collectively known as Market Rate Savings Accounts) total $26,444,694, or 28.8% of total deposits. Certificates of deposit total $45,915,656, or 50.0% of total deposits, and individual retirement arrangements (IRAs) were $3,442,340, or 3.8% of total deposits. Included in the time deposits total is $5,300,000 in six month public fund CDs maturing in January through May of 2004, at a weighted average rate of 1.00%. Management plans to replace these CDs with similar instruments as they mature.

The deposit mix has changed in the past two years. As interest rates declined, depositors seeking increased yields shifted balances out of Market Rate Savings Accounts and into higher-yielding certificates of deposit. The average weighted rate on Market Rate Savings Accounts during 2003 was 0.79%, compared with 1.43% in 2002 and 3.75% in 2001. During 2003, Market Rate Savings Account balances decreased approximately $1,031,000, and in 2002, these balances decreased $2,146,307.

Overall, management expects deposits to continue to grow, although at a slower rate during 2004, as the Company continues to attract new customers. During 2002 and early 2003, management actively sought longer-term CD funding (with three to five year maturities) in order to match-fund certain commercial real estate loans with fixed rates for up to three years. This strategy has the effect of minimizing interest rate risk and has allowed the Company to take advantage of the historically low interest rates. As of December 31, 2003, the Company had obtained $23,292,000 of national market CDs, primarily from other banks and credit unions, in increments of $99,000, with terms ranging from one year to five years, and rates ranging from 1.70% to 5.25%. As of year-end 2003, the weighted average rate of these CDs was 3.36%, and the weighted average remaining maturity was 21.0 months. At December 31, 2002, there was $10,099,000 in national market CDs. Although management believes these CDs were obtained at market rates at the time they were originated, they may be more vulnerable to price sensitivity than local deposits.

Deposits of $100,000 or more totaled $37,647,868, or 41.0% of total deposits as of December 31, 2003, compared to $29,860,793 or 42.1% of total deposits at December 31, 2002.

The Company obtained additional funding through the Federal Home Loan Bank. As of December 31, 2003 and 2002, the Bank had borrowed $3,200,000, from the FHLB.

The Company also has a $3,000,000 line of credit with an unrelated bank. The purpose of this line of credit is to provide additional capital to the Bank as needed. At December 31, 2003, there was $500,000 outstanding on this line of credit. The interest rate was the prime rate minus 0.75%, or 3.25% as of December 31, 2003.

RESULTS OF OPERATIONS

Consolidated net income was $623,060 in 2003, compared to $574,298 in 2002. Income before income taxes was $944,029 in 2003, compared to $874,979 in the prior year. The primary reason for the increase in net income in 2003 was the increase in net interest income due to both growth in the loan portfolio and lower interest rates paid on deposits. This effect was partially offset by lower yields on loans and other interest-earning assets, as well as the increase in interest-bearing deposits.

Basic and diluted income per common share were $1.61 and $1.57, respectively, in 2003 compared to $1.48 and $1.45 in 2002.

No dividends were paid in 2003 or 2002.

NET INTEREST INCOME

Net interest income for 2003 was $3,579,739, an increase of $419,829, or 13.3% compared with $3,159,910 in 2002. The increase was due primarily to continued growth in the loan portfolio in 2003, which was funded primarily by deposit growth. Net interest income benefited from a decrease in the rates paid on deposits, but was negatively impacted by a decrease in the rates on interest earning assets and the increase in interest-bearing deposits.

The average net interest margin for 2003 was 3.92%, down from 4.28% in 2002. Several factors have negatively impacted the net interest margin. The major factor is a decrease in the yield on earning assets. The net interest margin has also been impacted by management's strategy to obtain longer-term funding. (See the discussion of "Interest Rate Sensitivity" later in this section.) These funds provided additional liquidity but had a negative effect on the net interest margin in that excess funds were invested in lower-yielding Federal funds sold until they could be deployed in higher-yielding loans.

The average yield on interest earning assets in 2003 was 5.74%, compared to 6.27% in 2002. During 2003, loans yielded 6.02%, compared to 6.61% in 2002. This included loan fees of $144,475 in 2003 and $102,936 in 2002, which contributed 0.16% and 0.14%, respectively, to the net interest margin.

The yield on earning assets, including loans, has decreased significantly throughout 2002 and 2003. During 2001 and 2002, the Federal Reserve Bank implemented eleven interest rate decreases throughout 2001 that totaled 4.75%, plus another 0.50% in November of 2002. There were corresponding decreases in the prime rate and deposit rates. In June 2003, the Federal Reserve Bank again lowered short-term interest rates, causing most large banks to once again decrease their prime rate, to 4.00%. Management made the decision to not lower the Company's prime rate on commercial loans, but to keep that rate at 4.25%. This action was communicated directly to all affected borrowers. When interest rates begin to rise in the future, the Company expects to delay increasing its prime rate until the national prime rate "catches up" to the Company's prime rate.

The cost of interest-bearing funds decreased as well during 2003, to 2.22% on average. This was down significantly from the 2.47% during 2002. Management expects that the cost of funds will remain fairly stable during 2004.

Following is a table showing the average balances, interest and rates on the Bank's interest-earning assets and interest-bearing liabilities as of December 31, 2003 and 2002.

	Year ended December 31, 2003			Year ended December 31, 2002		
($ thousands)	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Interest-earning assets:						
Federal funds sold and other short-term funds	$ 4,342	$ 44	1.02%	$ 3,873	$ 61	1.57%
Securities	1,749	69	3.95	2,962	141	4.76
Loans	84,947	5,114	6.02	66,679	4,410	6.61
Federal Reserve Bank stock	173	10	6.00	169	10	6.00
Federal Home Loan Bank stock	191	8	4.00	143	7	4.63
Total interest-earning assets	91,402	5,245	5.74	73,826	4,629	6.27
Interest-bearing liabilities						
Transaction accounts (NOW)	5,172	37	0.71	4,518	54	1.20
Market rate savings accounts	26,376	207	0.79	29,795	426	1.43
Time deposits	40,021	1,282	3.20	22,205	872	3.92
Short-term borrowings	85	--	0.39	217	2	0.94
Federal Home Loan Bank advances	3,200	135	4.22	2,711	115	4.22
Other borrowings	129	4	3.25	--	--	--
Total interest-bearing liabilities	$ 74,983	1,665	2.22	$ 59,446	1,469	2.47
Net interest margin		$ 3,580	3.92%		$ 3,160	4.28%

NONINTEREST INCOME

Total noninterest income was $469,222, compared with $246,550 in 2002. During 2003, the primary source of noninterest income was the gain on the origination and sale of both commercial and mortgage loans, with resulted in a gain before tax of $267,518. In the fourth quarter of 2003, the Company sold $3,733,000 of commercial loans. This resulted in a gain on the sale of these loans of $176,695. In both 2003 and 2002, the Bank also originated and sold long-term fixed rate mortgages. Gains on sales of mortgage loans of $90,823 in 2003, compared to $99,775 in 2002, were recorded. The Company sold these mortgages and the related servicing, which helped minimize the interest rate risk that would be associated with keeping long-term mortgages in the loan portfolio. The Company originated and sold significant volumes of mortgage loans during the past two years due to the lower interest rate environment. However, management expects mortgage volume to decrease as longer-term interest rates have stabilized and a significant proportion of mortgage-holders has already refinanced their mortgages. As a result, in mid-2003 the Company changed the way it operates its mortgage lending area. The Company has developed an arrangement with an outside entity under which an employee of the Company meets with prospective borrowers, takes the mortgage application, and provides certain additional services before referring the applicant to the other company to complete the loan. The Company earns a fee from the other entity for providing these mortgage processing services. This change allows the Company to offer a much wider range of mortgage programs and products to its customers, while reducing the overhead associated with the mortgage lending function.

Service charges on deposits totaled $108,566 in 2003 and $86,707 in 2002. The increase was due to increases in the number of checking accounts, as well as an increase in certain fees in the second quarter of 2002. However, a significant number of customers keep balances in their deposit accounts sufficient to offset or waive many of the routine service charges.

The largest components of "other" noninterest income are fee income from credit card and ATM programs, the rental of safe deposit boxes, and the sales of checks to depositors. Management expects that noninterest income will continue to increase as the Company increases in size and continues to increase the number of customers served.

NONINTEREST EXPENSE

Total noninterest expense in 2003 was $2,673,822, an increase of $439,345 or 19.7% over the $2,234,477 in 2002. Major components of this increase include salaries and employee benefits (which increased $224,403 or 18.5% in 2003 when compared to 2002), professional fees (which increased $86,464, or 83.1%, to $190,491 in 2003, from $104,027 in 2002), premises and equipment (an increase of $36,663, or 10.5% over the prior year) and data processing (a $34,229, or 17.7%, increase).

The increase in salaries and employee benefits is related to the continued growth of the Bank. In 2003, the Company added staff in its commercial lending area, including a Vice President of Commercial Lending and a Loan Secretary, and in late 2002 added an Accounting Assistant. The increase in professional fees is attributable to increased directors' fees as well as legal and other costs associated with understanding and implementing new corporate governance rules under the Sarbanes-Oxley Act. Also, in the second quarter of 2002, the Company leased approximately 2,080 square feet of additional space in the building adjoining its headquarters, and the commercial lending group moved into that space in April 2002.

Total assets per employee increased to approximately $4,170,000 at December 31, 2003, compared to $3,740,000 at December 31, 2002. Overhead as a percentage of average assets was 2.85% in 2003 compared to 2.94% in 2002, and overhead compared to net interest income also improved, to 74.7% and 70.7% in 2003 and 2002, respectively. The efficiency ratio remained steady in 2003, at 65.27%, compared to 65.34% in 2002.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained by management at a level considered adequate to cover probable incurred credit losses in the loan portfolio. Management's determination of the appropriate provision for loan losses and the adequacy of the allowance for loan losses is based, in part, on the consideration of loss histories of other similar community financial institutions which management believes are representative of the probable expected loss experience of the Company. Other factors considered by management include the composition of the loan portfolio, economic conditions, the creditworthiness of the Company's borrowers and other related factors. The provision for probable loan losses was $431,100 in 2003, compared with $297,004 in 2002. The increase in 2003 in the provision for loan losses is due primarily to the provision in the third quarter of an additional $175,000 related to one loan relationship based on an analysis of the sources of repayment, the collateral securing the loans, the borrower's industry and other factors directly related to the loan relationship. Management continues to closely monitor the status of this borrower.

During 2003, there was $29,279 in net recoveries on previously charged-off loans, compared to a net loss in 2002 of $9,374. At December 31, 2003, the allowance for loan losses was 1.57% of total loans, compared to 1.40% at year-end 2002. Management allocated approximately 77.1% of the total allowance to commercial loans, 3.1% to residential mortgage and home equity loans and 1.8% to consumer and credit card loans to individuals. At December 31, 2003, $269,895, or 18.0% of the allowance for loan losses was allocated to impaired loan balances. At December 31, 2003, nine loans totaling $1,126,175 were in nonaccrual status, compared to four loans totaling $340,776 at year-end 2002. $153,735 of the nonaccrual loans at year-end 2003 are guaranteed by the Small Business Administration, compared to $198,796 at year-end 2002. There were no other loans more than 90 days delinquent as of December 31, 2003 and 2002. Management believes the allowance for loan losses at December 31, 2003, is adequate to absorb probable losses in the loan portfolio.

LIQUIDITY

Liquidity refers to the ability to fund loan demand, meet deposit customers' withdrawal needs and provide for operating expenses. As summarized in the Statement of Cash Flows, the main sources of cash flow are receiving deposits from customers and, to a lesser extent, repayment of loan principal and the interest on loans and investments, and borrowings. The primary uses of cash are lending to borrowers and, secondarily investing in securities and short-term interest-earning assets. Assets available to satisfy those needs include cash and due from banks, federal funds sold, interest-bearing deposits in other banks, loans held for sale and available-for-sale investment securities. These assets are commonly referred to as liquid assets. Liquid assets were $8,023,125 at December 31, 2003, compared to $7,028,731 at the same date in 2002.

In 2002 and 2003, to the extent that loan demand outpaced local deposit growth, the Company used other sources of funding, including national market CDs and Federal Home Loan Bank advances (as previously discussed).

If additional liquidity is needed, the Company has several possible sources, including the sale of securities from the securities portfolio, the sale of loans, purchasing federal funds, obtaining additional Federal Home Loan Bank advances, acquiring additional national market CDs or brokered deposits, and using surety bonds to secure public deposits. The Bank and Holding Company also can borrow under various lines of credit. At December 31, 2003, these credit facilities aggregated approximately $5,733,000 at the Bank and $2,500,000 at the Holding Company.

INTEREST RATE SENSITIVITY/GAP

One of management's objectives in managing the balance sheet for interest rate sensitivity is to attempt to reduce volatility in the net interest margin by matching, as closely as possible, the timing of the repricing of its interest rate sensitive assets with interest rate sensitive liabilities.

In the past few years, interest rates decreased significantly, to levels not seen in over 40 years. In 2001, there were eleven interest rate decreases totaling 475 basis points. In 2002, rates seemed to have stabilized, and then there was another 50 basis point rate cut in November 2002. Finally, in June 2003, there was another 25 basis point rate cut.

At year-end 2002, approximately 55.5% of the interest-bearing assets on the Bank's balance sheet matured or could reprice in one year or less. There was $1,108,534 in fixed rate loans with a maturity greater than five years. Nearly all of the interest-bearing liabilities were variable-rate core deposits. As of December 31, 2002, there was approximately $44,355,000 of assets and $45,126,000 of liabilities that mature or are able to reprice in one year. As a result, the Bank was in a balanced, or neutral, interest rate sensitivity position, with a one-year "GAP" of ($771,000), or 98%, which means that for every $1.00 in interest-bearing liabilities that could reprice within one year, $0.98 of interest-earning assets could reprice.

By mid-2002, management believed that rates were at or near their low point, and began to change its strategy to position the balance sheet to benefit when rates would begin to increase. In implementing this strategy, the Company made more loans tied to the prime rate, which would reprice higher when rates begin to rise, and, on the deposit side, emphasized longer-term CDs to lock in low-rate funding. The immediate impact of this strategy was to give up some interest income, since variable rate loans are generally offered at a lower rate than fixed rate loans, and also to incur additional interest expense, since the Company has to pay depositors a higher rate to accept longer-term deposits.

By year-end 2003, approximately 76.1% of the interest-bearing assets on the Bank's balance sheet mature or reprice in one year or less. There are currently $1,687,000 in fixed rate loans with a maturity greater than five years. As of December 31, 2003, approximately $74,010,000 of assets and $59,153,000 of liabilities mature or are able to reprice in one year. The one-year "GAP" has increased significantly, to $14,857,000, or 125%. This means that, for every $1.00 of interest-bearing liabilities that could reprice within one year, $1.25 of interest-earning assets could reprice. This position will benefit the Company in a rising rate environment. However, in the short term, the effect has been to compress the net interest margin.

CAPITAL RESOURCES

Total shareholders' equity at December 31, 2003 was $8,612,655, compared to $8,005,500 at December 31, 2002. The increase of $607,155 was the result of the net income for 2003 of $623,060, offset by a decrease of $15,905 in the net unrealized gains on available for sale securities.

Banking regulators have established minimum capital ratios for banks and bank holding companies. Total risk-based capital is made up of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is total shareholders' equity less any intangible assets. Tier 2 Capital is the allowance for loan losses (includible up to a maximum of 1.25% of risk-weighted assets), plus the qualifying portion of subordinated debt. Refer to Note 14 in the Company's consolidated financial statements for a more complete discussion of risk-based capital. The Bank exceeded the applicable minimum regulatory capital requirements at December 31, 2003 and 2002, and was considered to be well-capitalized under the regulatory guidelines. Management intends to maintain the Bank's well-capitalized status.

The Company has grown rapidly in its five-year history, and continued rapid growth will require it to consider capital strategies to support that growth. In 2003, the Company obtained a line of credit through an unaffiliated financial institution. By borrowing against the line of credit and then investing the funds into the Bank as capital, the Bank is able to manage its capital ratios. Other strategies that the Company continues to evaluate include selling more stock, issuing trust preferred securities, or additional borrowing. See the section entitled "Expansion Plans" for additional information.

Restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances, as discussed in Note 14. No cash or other dividends were declared or paid during the periods ended December 31, 2003 and 2002. Management does not expect the Company to pay cash dividends in the foreseeable future. Management believes that the capital that would be used to pay dividends is more effectively invested in the continuing growth of the Company and the Bank.

As of December 31, 2003, management is not aware of any current recommendations by the banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company's liquidity, capital resources or operations.

CRITICAL ACCOUNTING POLICIES

The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance by considering the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the loan balance cannot be collected.

Management considers various factors, including portfolio risk, economic environment and loan delinquencies, when determining the level of the provision for loan losses. Loan quality is monitored on a monthly basis by management and at least annually by an independent third party. Given the fact that the Company began operations in 1998, there is not sufficient historical data on the loan portfolio to identify consistent or significant trends in loan losses.

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS

The following table presents, as of December 31, 2003, significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustments, or other similar adjustments. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

(Dollars in thousands)	Note Reference	2004	2005	2006	2007	2008	Thereafter
Deposits without maturity							$ 42,397
Time deposits	6	$ 23,451	$ 8,794	$ 7,436	$ 4,491	$ 5,210	--
FHLB advances and other borrowings	7	3,200	500	--	--	--	--
Operating leases	5	171	176	179	183	155	--

Note 12 to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exist under those agreements. Examples of these commitments and contingencies include commitments to extend credit to borrowers under lines of credit and employment agreements between the Company and certain of its executive officers.

At December 31, 2003, the Company had no unconsolidated, related special purpose entities, nor did it engage in derivatives and hedging contracts, such as interest rate swaps, that may expose it to liabilities greater than the amounts recorded on the consolidated balance sheet. The Company's investment policy prohibits engaging in derivatives contracts for speculative trading purposes; however, in the future, management may pursue certain contracts, such as interest rate swaps, in the effort to execute a sound and defensive interest rate risk management policy.

IMPACT OF INFLATION AND CHANGING PRICES

The majority of assets and liabilities of the Company are monetary in nature and therefore the Company differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital in order to maintain an appropriate equity to assets ratio. Inflation significantly affects noninterest expense, which tends to rise during periods of general inflation. Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. Management seeks to maintain a fairly balanced position between interest rate sensitive assets and liabilities and to actively manage the balance sheet in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.

EXPANSION PLANS

The Company's Board and management have been evaluating selected growth opportunities for an extended period of time. Several criteria were considered as essential for an expansion, including: the area must have a large deposit base; the community must have a strong community identity; there should not be another community bank located in the same area; and there must be significant opportunities for profit. After extensive study and evaluation, the Board authorized management to pursue expansion into the Brecksville, Ohio market area. In December 2003, the Ohio Division of Financial Institutions approved the Bank's application to establish a banking office in Brecksville. This office will have a Regional President, and will offer all of the services and amenities that are offered in the Medina banking office. There will also be a local advisory board of directors to offer guidance and assistance.

An investor group has purchased a building at 8747 Brecksville Road, and is finalizing plans for its complete remodeling. There will be approximately 11,000 square feet in the building, and the Bank will be the anchor tenant, leasing approximately 5,000 square feet. The City of Brecksville has granted its approval for the project, and construction should begin in March 2004. The Bank expects to open The Western Reserve Bank of Brecksville in the fall of 2004.

In conjunction with the Company's expected growth in both Medina and Brecksville, it is anticipated that there will be an offering of additional Western Reserve Bancorp, Inc. stock in mid-2004.

FORWARD LOOKING STATEMENTS

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to the Company or its management are intended to identify such forward looking statements. The Company's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, the interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

BOARD OF DIRECTORS [1]

P.M. Jones, Chairman	Lease Marketing Consultant and President, Leasing Times, Inc. Medina, Ohio
Edward J. McKeon	President and Chief Executive Officer Western Reserve Bancorp, Inc. and Western Reserve Bank Medina, Ohio
Roland H. Bauer	President and Chief Operating Officer The Cypress Companies Akron, Ohio
Bijay K. Jayaswal, M.D.	Physician, Internal Medicine and Cardiology Medina, Ohio
Ray E. Laribee	Attorney Laribee, Hertrick and Kray Medina, Ohio
C. Richard Lynham	President and Owner Harbor Castings, Inc. North Canton, Ohio
R. Hal Nichols	Chairman and Manager Austin Associates, LLC Toledo, Ohio
Rory H. O'Neil	President Quetzal Corp. Westfield Center, Ohio
Michael R. Rose	President Washington Properties, Inc. Medina, Ohio
Glenn M. Smith	Retired President Smith Bros., Inc. Medina, Ohio
Thomas A. Tubbs	C.E.O. The Tubbs Group Akron, Ohio

[1] All are Directors of Western Reserve Bancorp, Inc. and Western Reserve Bank

EXECUTIVE OFFICERS – WESTERN RESERVE BANCORP, INC.

Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Senior Vice President
Cynthia A. Mahl, Senior Vice President, Corporate Secretary, Treasurer

EXECUTIVE OFFICERS – WESTERN RESERVE BANK

Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Senior Vice President, Senior Lender
Cynthia A. Mahl, Senior Vice President, Chief Financial Officer,
Senior Operations Officer

TRANSFER AGENT, REGISTRAR & DIVIDEND AGENT

Western Reserve Bank
4015 Medina Road, Suite 100
P.O. Box 585
Medina, Ohio 44258-0585
(330) 764-3131 or (800) 633-4622

STOCK INFORMATION

The Company's Common Stock was held by approximately 425 holders of record as of December 31, 2003 and is quoted on the OTC pink sheets. In 2003, there were five transactions in the Company's stock, each at $26.00 per share, reported by the market maker. There have been no dividends paid on the Company's common stock.

ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's 2003 Annual Report on Form 10-KSB filed with the Securities and Exchange Commission is available to shareholders without charge. To obtain a copy, direct your request to Cynthia A. Mahl, Senior Vice President and CFO, Western Reserve Bancorp, Inc. P.O. Box 585, Medina, OH 44258-0585. You may also access the report at www.sec.gov.

ANNUAL MEETING

The Annual Shareholders' Meeting will be held Wednesday, April 28, 2004, at 9:00 a.m. at Fox Meadows Country Club (Weymouth Ballroom), 3946 Weymouth Road (Route 3), Medina, Ohio 44256.